South Jersey Industries

Q4/FY 2017 Business Update
February 23, 2018



Forward Looking Statements

Certain statements contained in this presentation may qualify as "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact should be considered forward-looking statements made in good faith and are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. Words such as "anticipate", "believe", "expect", "estimate", "forecast", "goal", "intend", "objective", "plan", "project", "seek", "strategy", "target", "will" and similar expressions are intended to identify forward-looking statements. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the statements. These risks and uncertainties include, but are not limited to, the following: general economic conditions on an international, national, state and local level; weather conditions in our marketing areas; changes in commodity costs; changes in the availability of natural gas; "non-routine" or "extraordinary" disruptions in our distribution system; regulatory, legislative and court decisions; competition; the availability and cost of capital; costs and effects of legal proceedings and environmental liabilities; the failure of customers or suppliers to fulfill their contractual obligations; and changes in business strategies. These cautionary statements should not be construed by you to be exhaustive. While SJI believes these forward-looking statements to be reasonable, there can be no assurance that they will approximate actual experience. Further, SJI undertakes no obligation to update or revise any of its forward-looking statements, whether as a result of new information, future events or otherwise.

The Path to Growth

| Grow Economic Earnings | Improve Quality of Earnings | Maintain Balance Sheet Strength | Maintain Low to Moderate Risk Profile |

2017 Highlights

Economic EPS of $1.23, Ahead of $1.14-1.20 Guidance

- Base Rate Case settlement added $6.0M to Economic Earnings
- AIRP II and SHARP investments totaling $94.5 million
- SJG added ~8,600 customers (gross)
- FERC issued certificate of public convenience and necessity for the PennEast Pipeline project
- Agreed to acquire Elizabethtown Gas and Elkton Gas

2018 Guidance

2018 Economic EPS Guidance of $1.57 to $1.65[1]

Business Line	Percent of Total SJI Economic Earnings	
	2017A	2018 Target
South Jersey Gas	75%	63% - 67%
SJI Midstream	5%	2% - 5%
Non-Utility	20%	27% - 36%

[1] Excluding impact from pending acquisitions; inclusive of tax reform and January cold weather impacts.

Tax Reform

Increased 2020 EE target to $160M from $150M[1]

	2017	2018-2020
Income Statement		
South Jersey Gas	No impact.	Annual benefit due to higher rate base. Amount dependent upon regulatory action and timing of base rate cases.
Non-Utility and Corporate	$13.5M one-time benefit from revaluation of net deferred tax liabilities, excluded from Economic Earnings.	Annual benefit due to lower tax rate projected to be approximately $10M by 2020.
Cash Flow		
SJI	No impact.	Annual cash flow decrease of $20-40M expected due to return of excess deferred taxes to customers and an increase in cash taxes to be paid sooner than expected resulting from the elimination of bonus depreciation. Actual amount is dependent upon regulatory action.

[1] Excluding impact from pending acquisitions. Adjustment reflects impact of tax reform on projected earnings.

SJG Base Rate Case and Infrastructure Investment

Base Rate Case Outcome	
Rate of Return	6.8%
Return on Equity	9.6%
Equity-to-capital ratio	52.5%
Annual Net Income Impact	$20.8M
2017 Incremental Net Income Impact	$6.0M
2018 Incremental Net Income Impact	$14.8M

AIRP II (Accelerated Infrastructure Replacement Program)
- ✓ Earn ROI with annual roll-in to base rates each October
- ✓ $4.7M increase in annual revenues effective Oct. 1, based on $46.1M investment
- ✓ Currently in year two of 5-year, $302.5M program

SHARP (Storm Hardening and Reliability Program)
- ✓ Earn ROI with annual roll-in to base rates each October
- ✓ $3.4M increase in annual revenues effective Oct. 1, based on $33.3M investment
- ✓ Phase II petition filed November 1
- ✓ Proposed investment of $110M from 2018-2021

BL England
- ✓ Proposed ≈ $115M pipeline to supply natural gas to the former BL England generating facility
- ✓ Legal appeal process continues, with a favorable resolution anticipated

Capex Drives Economic Earnings

$1.9B of planned Cap Ex 2017-2020[1]
Focused on regulated utility and FERC regulated growth





2017A-2020E

% Utility and FERC regulated: 97%

$49M
$352M
$1,484M

$303M $402M $651M $530M

2017A   2018E   2019E   2020E

■ Regulated Utility   ■ FERC regulated   ■ Non-Utility

[1] Capital expenditures shown are inclusive of affiliate investments and reflect any projections for pending acquisition

Utility Customer Growth



	12 Months Ending December 31, 2017
Margin Growth from Customer Additions	$2.4M
Conversions	6,108
New Construction	2,528
Total Gross Customer Additions	8,636
Net Customer Additions	6,008
Year Over Year Net Growth Rate	1.6%

PennEast Pipeline Project

- $200M investment, 20% equity owner in $1.0B+, 1 BCF, 118-mile interstate pipeline from Marcellus region of PA into NJ
- Contributed $4.6M to 2017 earnings from AFUDC
- FERC approved on January 19, 2018
- Additional state permits required
- Construction expected to begin in 2018



Susquehanna
Tennessee
Wayne
Sullivan
Millennium
Transco
Lackawanna
Pike
Luzerne
Compressor: 47,700 HP (ISO)
Sussex
Monroe
Montour
Columbia
PennEast Pipeline
Warren
Northumberland
Schuylkill
Lehigh
Algonquin
Texas Eastern
Columbia
Transco
Montgomery
Lancaster
Philadelphia
Burlington
York

Targeted Acquisition of Elizabethtown Gas & Elkton Gas

- October, 2017 acquisition announcement of Elizabethtown Gas (NJ) and Elkton Gas (MD) in a $1.7B transaction, with an effective purchase price of $1.5B[(1)]

- Transformative transaction that reinforces regulated business mix and builds scale, increasing rate base by 45%

- Accretive to 2020 economic earnings per share, building off of Elizabethtown and Elkton 2016 standalone net income of $35 million

- Provides visibility into growth well beyond current SJI 5-year plan



South Jersey Gas
Elizabethtown Gas
Elkton Gas
PA
NJ
DE

[1] Adjusted to reflect ~$200M tax basis step-up resulting from tax reform impacts

GAAP Earnings – 2017 v 2016

For the twelve months ended December 31

	Q4 2017	Q4 2016	Variance	FY 2017	FY 2016	Variance
In millions except per share data						
Gas Utility	$29.6	$22.9	$6.7	$72.6	$69.0	$3.6
Midstream	$0.9	($0.1)	$1.0	$4.6	($0.2)	$4.8
SJ Energy Group	$5.1	$19.5	($14.4)	($21.8)	$33.6	($55.4)
SJ Energy Services[1,2]	($30.9)	$3.9	($34.8)	($59.8)	$16.8	($76.6)
Acquisition Expenses	($12.0)	$0.0	($12.0)	($12.0)	$0.0	($12.0)
SJI Other	($0.1)	($0.2)	$0.1	$1.6	($0.1)	$1.7
Tax Adjustments[3]	$11.4	$0.0	$11.4	$11.4	$0.0	$11.4
SJI	$4.0	$46.0	($42.0)	$(3.4)	$119.1	($122.5)
SJI EPS	$0.05	$0.58	($0.53)	$(0.04)	$1.56	($1.60)

[1] Includes after-tax charges related to legal proceedings
[2] Reflects after-tax charges related to solar impairments and write-down of landfill assets
[3] Represents one-time tax adjustments made throughout the year, most notably for Tax Reform, which was signed into law in December 2017

Economic Earnings – 2017 v 2016

For the twelve months ended December 31

	Q4 2017	Q4 2016	Variance	FY 2017	FY 2016	Variance
			In millions except per share data			
Gas Utility	$29.6	$22.9	$6.7	$72.6	$69.0	$3.6
Midstream	$0.9	($0.1)	$1.0	$4.6	($0.2)	$4.8
SJ Energy Group	$11.7	$7.3	$4.4	$21.3	$17.7	$3.6
SJ Energy Services	($2.8)	$3.3	($6.1)	($2.8)	$16.5	($19.3)
SJI Other	$0.6	($0.2)	$0.8	$2.4	($0.2)	$2.6
SJI	$40.0	$33.2	$6.8	$98.1	$102.8	($4.7)
SJI EPS	$0.50	$0.42	$0.08	$1.23	$1.34	($0.11)

SJI uses the non-GAAP measure of Economic Earnings when discussing results. A full explanation and reconciliation of this non-GAAP measure is provided under "Explanation and Reconciliation of Non-GAAP Financial Measures" in the Earnings Release.

South Jersey Gas

In millions[1]	Q4	FY	Performance Notes
2016 Net Income	**$22.9**	**$69.0**	
Customer Growth	▲ $0.8	▲ $2.4	1.6% YOY customer growth
Accelerated Infrastructure Investments	▲ $1.4	▲ $4.2	AIRP and SHARP investments
Rate Case Investments	▲ $6.0	▲ $6.0	Rate Case investments roll-in to base rates November 1
Off System Sales	▲ $0.1	▲ $0.2	
O&M Expenses[2]	▼ ($0.9)	▼ ($4.8)	Resource investments supporting future growth; increased reserve for uncollectible accounts
Depreciation[3]	▼ ($0.7)	▼ ($2.4)	Additional assets placed in service
Interest Charges – Net of Capitalized[3]	▼ ($0.6)	▼ ($1.8)	
Other	▲ $0.6	▼ $0.2	
2017 Net Income	**$29.6**	**$72.6**	

[1] Slide depicts changes to period over period net income, it is not intended to be a substitute for financial statements
[2] Excludes expenses where there is a corresponding credit in operating revenues (i.e., no impact on our financial results)
[3] Expenses associated with accelerated infrastructure investments are reflected within that line item

South Jersey Energy Group

For the twelve months ended December 31

	Q4 2017	Q4 2016	Variance	FY 2017	FY 2016	Variance
Economic Earnings, in millions						
SJ ENERGY GROUP	**$11.7**	**$7.3**	**$4.4**	**$21.3**	**$17.7**	**$3.6**
Retail Commodity	($0.7)	$0.0	($0.7)	($0.5)	$1.3	($1.8)
Fuel Management[1]	$1.7	$1.2	$0.5	$5.8	$4.2	$1.6
Wholesale Mktg / Asset Optimization[2]	$10.7	$6.1	$4.6	$15.8	$12.2	$3.6
SJ Exploration	$0.0	$0.0	$0.0	$0.2	$0.0	$0.2

[1] Fuel Management benefited from the additional contract that came on-line earlier in the year
[2] YTD improvement driven by optimization of storage and capacity. Results partly offset by record low spreads from warmer weather in Q1.

South Jersey Energy Services

For the twelve months ended December 31

	Q4 2017	Q4 2016	Variance	FY 2017	FY 2016	Variance
Economic Earnings, in millions						
SJ ENERGY SERVICES	**($2.8)**	**$3.3**	**($6.1)**	**($2.8)**	**$16.5**	**($19.3)**
CHP[1]	$0.0	$0.5	($0.5)	$0.5	$6.2	($5.7)
Solar[2]	($2.1)	($0.8)	($1.3)	$0.4	$3.0	($2.6)
Landfills	($0.8)	($1.1)	$0.3	($3.7)	($2.6)	($1.1)
ITC[3]	$0.0	$4.5	($4.5)	$0.0	$9.1	($9.1)
Other	$0.1	$0.2	($0.1)	$0.0	$0.8	($0.8)

[1] CHP comparison YTD impacted by non-recurring $4.3M settlement that benefited 2016
[2] Solar comparison YTD impacted by reduced revenue from MD projects and increased interest expense
[3] No ITC in 2017 earnings

Appendix

Non-Utility GAAP Earnings – 2017 v 2016

For the twelve months ended December 31

	Q4 2017	Q4 2016	Variance	FY 2017	FY 2016	Variance
GAAP Earnings, in millions						
SJ ENERGY GROUP	**$5.1**	**$19.5**	**($14.4)**	**($21.8)**	**$33.6**	**($55.4)**
Retail Commodity	$1.9	$3.0	($1.1)	$1.4	$7.4	($6.0)
Fuel Management	$1.7	$1.2	$0.5	$5.8	$4.2	$1.6
Wholesale Mktg / Asset Optimization[1]	$1.5	$15.3	($13.8)	($29.2)	$21.9	($51.1)
SJ Exploration	$0.0	$0.0	$0.0	$0.2	$0.1	$0.1

[1] YOY wholesale results impacted by previously noted legal disputes with suppliers

Non-Utility GAAP Earnings – 2017 v 2016

For the twelve months ended December 31

	Q4 2017	Q4 2016	Variance	FY 2017	FY 2016	Variance
GAAP Earnings, in millions						
SJ ENERGY SERVICES[1]	**$(30.9)**	**$3.9**	**($28.8)**	**($59.9)**	**$16.8**	**($70.6)**
CHP	($17.4)	$1.1	($18.5)	($18.4)	$6.5	($24.9)
Solar	$3.2	($0.8)	$4.0	($21.7)	$3.0	($24.7)
Landfills	($11.5)	($1.1)	($10.4)	($14.4)	($2.6)	($11.8)
ITC	$0.0	$4.5	($4.5)	$0.0	$9.1	($9.1)
Other	$0.8	$0.2	$0.6	$0.7	$0.8	($0.1)

[1] Reflects after-tax charges related to solar impairments and write-down of landfill assets

Fuel Supply Management

Counterparty	Location	Capacity (MW)	Volume (Dth/day)	Start Date	Term
Starwood	Marcus Hook, PA	750	80,000	In service	2016 - evergreen
LS Power	West Deptford, NJ	738	36,000	In service	15 Years
LS Power II	West Deptford, NJ	400	31,000	In service	15 Years
Moxie - Liberty	Bradford Co, PA	825	137,655	In service	5 Years
Moxie - Patriot	Lycoming Co, PA	825	137,655	In service	4 Years
Panda - Stonewall	Leesburg, VA	750	110,000	In service	4 Years
Moxie - Freedom	Luzerne, PA	1,029	157,000	2018	10 Years
Lordstown	Trumbell, OH	1,029	160,000	2018	5 Years
Invenergy - Lackawanna	Jessup, PA	1,045	210,000	2018	10 Years
Hickory Run	Lawrence County, PA	1,000	162,000	2020	5 years
To Be Announced	TBA	990	121,000	TBA	4 Years

Solar SREC Generation



MW DC
Number of SRECs
250
200
150
100
50
0
300,000
250,000
200,000
150,000
100,000
50,000
-
26,193
55,766
111,908
136,379
224,737
240,333
2012
2013
2014
2015
2016
2017
SRECs generated
MWs Installed

2017 GAAP to Economic Earnings Reconciliation

USD $Thousands

